UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 22, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Huiheng Medical, Inc.

File No. 333-132056 - CF#27357

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   Huiheng Medical, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on September 9, 2011, as amended.

   Based on representations by Huiheng Medical, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

      Exhibit 10.1   through September 6, 2016

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

         Daniel Morris
         Special Counsel